Gillian A. Hobson ghobson@velaw.com

Tel +1.713.758.3747 Fax +1.713.615.5794

June 10, 2014

VIA EDGAR TRANSMISSION

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Group 1 Automotive, Inc.

Amendment No. 1 to Schedule TO

Filed June 3, 2014

File No. 005-51911

Dear Mr. Duchovny:

By telephone conversation on June 4, 2014, you conveyed a comment relating to Amendment No. 1 to Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) by Group 1 Automotive, Inc. (the “Company”). In response to the oral comment of the staff of the Office of Mergers and Acquisitions (the “Staff”), we hereby confirm on behalf of the Company that the knowledge qualified disclosure provided by the Company in response to the Item 1008(a) of Regulation M-A was made on the basis of the Company’s reasonable inquiry, including by making specific inquiry of each executive officer and director of the Company. We further confirm that in a future amendment to the Schedule TO, the Company will revise such disclosure to read as follows:

“Neither we nor any of our subsidiaries, nor to our knowledge after having made reasonable inquiry, any of our executive officers, directors, affiliates or any of our subsidiaries’ directors or executive officers, nor any associates of any of the foregoing, (a) owns any Notes or (b) has effected any transactions involving the Notes during the 60 days prior to the date of this Offer to Purchase. To our knowledge after having made reasonable inquiry, we will not acquire any Notes from any of our directors, officers or affiliates pursuant to the Offer.”

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission        June 10, 2014 Page 2

If you have any questions, please do not hesitate to call me at (713) 758-3747.

Very truly yours,

/s/ Gillian A. Hobson

Acknowledgement of Group 1 Automotive, Inc.

In connection with its response to the Staff’s comments, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Group 1 Automotive, Inc.

By:	/s/ Darryl M. Burman
Name: Darryl M. Burman
Title: Vice President and General Counsel